SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           First Avenue Networks, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    31865X106
                                 (CUSIP Number)


                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 7, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                   13D                   PAGE 2 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    13-4118716
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         3,771,463
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         3,771,463
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,771,463
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.81%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 3 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Capital LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   13-4118715
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         3,771,463
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         3,771,463
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,771,463
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.81%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 4 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Advisors LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    13-4118717
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         5,373,858
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         5,373,858
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,858
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.44%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 5 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Nikos Hecht

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)        N/A
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         5,373,858
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         5,373,858
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,858
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.44%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht (each a "Reporting Person," and, collectively the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"), and amended by Amendment No. 1 dated March 4, 2004, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 2) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.


Item 4.           Purpose of Transaction

The information set forth under this item is hereby amended by the addition of the following information:

         Teligent, Inc. ("Teligent"), which is controlled by the Reporting Persons, is engaged in fixed wireless broadband communications services. The Reporting Persons acquired their controlling interest in Teligent as part of their policy to invest in distressed telecommunications companies. The Reporting Persons believe that the combination of Teligent's assets with the Company may increase shareholder value for both the shareholders of Teligent and the shareholders of the Company, and is in their respective financial interests.

Item 5.           Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

         As of the date of this Schedule 13D (Amendment No. 2), Aspen Partners is the beneficial owner of 3,771,463 shares of the Company's Common Stock, constituting approximately 16.81% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,257,179 shares of Common Stock outstanding (as set forth on the cover page to the Company's Form 10-Q for the three months ended March 31, 2004) 1,174,383 shares issuable upon exercise of warrants held by Aspen Partners. Of the 3,771,463 shares beneficially owned by Aspen Partners, 2,597,080 shares are issued and outstanding, 762,279 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares are issuable upon the exercise of New Warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 2), Aspen Advisors is the beneficial owner of 5,373,858 shares of the Company's Common Stock, constituting approximately 23.44% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,257,179 shares of Common Stock outstanding, 1,672,140 shares issuable upon exercise of warrants held by Aspen Partners and private clients of Aspen Advisors. Of the 5,373,858 shares beneficially owned by Aspen Advisors, 3,701,718 shares are issued and outstanding, 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and such clients and 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners and such clients. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Common Stock and warrants held by Aspen Partners and the private clients, and Mr. Hecht is the managing member of Aspen Capital and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors.

         During the 60 days preceding the filing of this Schedule 13D (Amendment No. 2), the Reporting Persons and, to their knowledge, the executive officers and directors of the Reporting Persons, have not engaged in any transactions in the Common Stock. If the consideration actually paid by the Company for its acquisition of Teligent's assets were equal to the amount presently provided in the Letter of Intent, as described in Item 6 below, Aspen Partners and managed accounts of Aspen Advisors would acquire beneficial ownership of 10,534,511 additional shares and 6,402,590 additional shares, respectively, of the Company's Common Stock, based on their ownership of approximately 41.81% and 25.41%, respectively, of the outstanding Teligent shares. In such case, (i) Aspen Partners would be the beneficial owner of 13,131,591 shares of Common Stock and 1,174,383 warrants to purchase Common Stock, representing in the aggregate 30.04% of the outstanding Common Stock (computed by adding to 21,257,179 shares of Common Stock outstanding 25,194,647 shares to be issued to Teligent in the transaction, 762,279 shares issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares issuable upon the exercise of New Warrants held by Aspen Partners, and (ii) Aspen Advisors would be the beneficial owner of 20,638,819 shares of Common Stock and 1,672,140 warrants to purchase Common Stock, representing in the aggregate 46.36% of the outstanding Common Stock (computed by adding to 21,257,179 shares of Common Stock outstanding 25,194,647 shares to be issued to Teligent in the transaction, 1,047,140 shares issuable upon exercise of Class A Warrants held by Aspen Partners and Aspen Advisors' managed accounts and 625,000 shares issuable upon the exercise of New Warrants held by Aspen Partners and such accounts. The beneficial ownership amounts and percentages set forth in this paragraph are provided solely for illustrative purposes, and exclude shares attributable to the interests of the other beneficial owners of Teligent shares and shares issuable upon exercise of the Teligent Transaction Warrant described in Item 6 below. The actual number of shares of Common Stock that would be acquired by Teligent and beneficially owned by the Reporting Persons, and the resulting increase in the Reporting Persons' beneficial ownership of the Company's Common Stock, will depend on the terms of the definitive asset purchase agreement to be negotiated by the parties.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information appearing in this Item is hereby amended by the addition of the following information:

         On July 7, 2004, Aspen Partners and the Company entered into a "Confidential Letter of Intent for Potential Acquisition of Assets of Teligent, Inc. by First Avenue Networks, Inc." (the "Letter of Intent").

         Pursuant to the Letter of Intent, the assets to be acquired from Teligent from the Company would include (i) all 24 GHz Federal Communications Commission ("FCC") licenses of Teligent, (ii) all assets including equipment, licenses and contracts associated with Teligent's wireless links business, (iii) all of Teligent's inventory of radio and other wireless equipment, (iv) all of Teligent's cash and (v) all other rights and assets of Teligent. The consideration, based on information received by the Company to date would be (x) 25,194,647 shares of Common Stock and (y) the Company's assumption of a share purchase option issued by Teligent to a third party by the issuance to such option holder of a warrant to purchase Company Common Stock (the "Teligent Transaction Warrant") on terms no less favorable to such option holder than the existing options held by such holder. The Company would also assume Teligent's liabilities incurred in the ordinary course of business, but no other liabilities of Teligent. The Common Stock and Teligent Transaction Warrant currently represent approximately 49.92% of the Company's fully diluted outstanding common stock after giving effect to the transaction.

         The Letter of Intent provides that subject to certain exceptions stated therein, it does not create any enforceable obligations of either party, and that the parties' rights and obligations are subject to (i) preparation and execution of definitive agreements mutually acceptable to the parties; (ii) satisfactory completion of due diligence by the parties; (iii) receipt of necessary approvals of the Board of Directors and shareholders of Teligent and the Board of Directors of the Company; (iv) receipt of governmental approvals and clearances necessary for the transfer of the assets to be acquired, including all required approvals, without adverse conditions, of the FCC and (v) approvals of third parties, including, without limitation, required approvals of third parties for the assignment of contracts to be assigned to the Company. Aspen and Teligent have agreed to negotiate in good faith with respect to the definitive agreements to be entered into with respect to the transactions described in the Letter of Intent. The definitive agreements will include a definitive purchase agreement with customary representations and warranties, covenants, conditions and indemnities and such ancillary agreements as are necessary to consummate the proposed transaction. The Company will provide Teligent and/or Teligent's stockholders and the holder of the Teligent Transaction Warrant with customary shelf, demand and "piggy-back" Securities Act registration rights.

         Aspen Partners has also agreed in the Letter of Intent that until the earlier of September 30, 2004 and the Company's written notice to Aspen Partners that it no longer intends to proceed with the transaction, neither Aspen nor Teligent will negotiate or discuss with any party the sale or other disposition of Teligent's assets, its contracts or its wireless links business, provide information or assistance to any party regarding any such sale or disposition, or enter into any agreement that would encumber of limit their ability to engage in the transaction proposed by the Letter of Intent or the Company's ability to use or sell Teligent's licenses after the closing of such transaction.

         The description of the Letter of Intent in this Item 6 is a summary only, does not purport to be complete and is qualified in its entirety by the full text of the Letter of Intent and is subject to the terms of the definitive agreements contemplated by the Letter of Intent.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:   July 8, 2004

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By:  ASPEN CAPITAL LLC,
                                            its general partner


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                       ASPEN CAPITAL LLC


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                       ASPEN ADVISORS LLC


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                            /s/ NIKOS HECHT
                                            ------------------------------------
                                            Nikos Hecht